Exhibit 4.9

PROMISSORY NOTE

$xxxxxxxxxx

$xxxxxxxxxxx	Cambridge, Massachusetts l , 200

FOR VALUE RECEIVED, the undersigned, Lightspace Corporation, a Delaware corporation (the “Borrower”), HEREBY PROMISES TO PAY to the order of residing at , (the “Lender”), the principal sum of   ON DEMAND made on or at any time after the earlier of (i) seven (7) months from the date above, or (ii) the consummation of an equity financing of the Borrower next following the date of this note in which capital stock of the Borrower is sold for cash resulting in gross proceeds to the Borrower of at least three million dollars ($3,000,000), or (iii) the consummation of a transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) which will result in the Borrower’s stockholders immediately prior to such transaction not holding (by virtue of such shares or securities issued solely with respect thereto) at least fifty percent (50%) of the voting power of the surviving or continuing entity, or a sale of all or substantially all of the assets of the Borrower (unless the Borrower’s stockholders immediately prior to such sale will, as a result of such sale, hold (by virtue of securities issued as consideration for the Borrower’s sale) at least 50% of the voting power of the purchasing entity).

The principal balance of this note outstanding from time to time shall bear simple interest (computed on the basis of a 360-day year and the actual number of days elapsed) at the rate of ten percent (10%) per annum until paid in full. Such interest shall accrue and be due and payable on such date as the principal amount of this note is paid in full. If the Lender is entitled to participate in an equity financing of the Borrower, the Lender may, at its option, deliver this note to the Borrower in payment for such equity securities of the Borrower purchased by the Lender in such financing as have a purchase price equal to the principal amount of this note, plus interest then accrued thereon.

Principal, interest and all other amounts due under this note shall be payable, in immediately available funds, at the offices of the Lender, or at such other address as the holder of this note may from time to time designate in writing to the Borrower. The Borrower shall have the right, at any time, to prepay all or any part of the outstanding principal amount hereof without premium or penalty.

The Borrower hereby waives presentment, demand, notice, protest and other demands and notices in connection with the delivery, acceptance or enforcement of this note.

The Borrower agrees to pay on demand all costs of collection, including reasonable attorneys fees, incurred by the holder in enforcing the obligations created by this note.

No delay or omission on the part of the holder of this note in exercising any right hereunder shall operate as a waiver of such right or of any other right under this note, and a waiver, delay or omission on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion.

None of the terms or provisions of this note may be excluded, modified or amended except by a written instrument duly executed on behalf of the holder of this note expressly referring hereto and setting forth the provision so excluded, modified or amended. This note shall be deemed to be under seal, and all rights and obligations hereunder shall be governed by the laws of The Commonwealth of Massachusetts.

LIGHTSPACE CORPORATION

By:

Print Name:

Title:

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